UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 5)

                   Under the Securities Exchange Act of 1934

                         ELECTRONICS FOR IMAGING, INC.
                               -----------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                         -----------------------------
                         (Title of Class of Securities)

                                  286082102
                                  ---------
                                (CUSIP Number)

                               Gregory D. Hitchan
                         Blum Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               December 30, 2009
                               -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 13 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 12



CUSIP NO. 286082102            SCHEDULE 13D                     Page 2 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)      94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,517,249**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,517,249**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,517,249**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                3.4%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5


                                  * * * * *



CUSIP NO. 286082102            SCHEDULE 13D                     Page 3 of 12


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)      94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,517,249**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,517,249**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,517,249**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                3.4%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------


                                  * * * * *



CUSIP NO. 286082102            SCHEDULE 13D                     Page 4 of 12


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   BLUM STRATEGIC GP III, L.L.C.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)     04-3809436
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       1,517,249**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  1,517,249**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,517,249**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               3.4%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * *



CUSIP NO. 286082102            SCHEDULE 13D                     Page 5 of 12


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP III, L.P.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)     02-0742606
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       1,517,249**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  1,517,249**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,517,249**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               3.4%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * *



CUSIP NO. 286082102            SCHEDULE 13D                     Page 6 of 12


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP IV, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)    26-0588693
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       1,517,249**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  1,517,249**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,517,249**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               3.4%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * *



CUSIP NO. 286082102            SCHEDULE 13D                     Page 7 of 12


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM STRATEGIC GP IV, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)    26-0588732
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       1,517,249**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  1,517,249**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,517,249**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               3.4%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * *



CUSIP NO. 286082102            SCHEDULE 13D                     Page 8 of 12


Item 1.  Security and Issuer
----------------------------

This Amendment No. 5 amends the Statement on Schedule 13D (the "Schedule
13D") filed with the Securities and Exchange Commission (the "Commission") on September 28, 2009 by Blum Capital Partners, L.P., a California limited partnership, ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP III, L.L.C., a Delaware limited liability company ("Blum GP III"); Blum Strategic GP III, L.P., a Delaware limited partnership ("Blum GP III LP") and Blum Strategic GP IV, L.L.C., a Delaware limited liability company ("Blum GP IV") (collectively, the "Reporting Persons").

This amendment relates to shares of common stock, $0.01 par value per share (the "Common Stock") of Electronics for Imaging, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 303 Velocity Way, Foster City, CA 94404.

The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D as previously amended.


Item 2.  Identity and Background
--------------------------------

There have been no changes to Item 2 since the Schedule 13D Amendment filed on September 28, 2009.


Item 3.  Source and Amount of Funds or Other Considerations
-----------------------------------------------------------

There have been no changes to Item 3 since the Schedule 13D Amendment filed on January 23, 2008.


                                  * * * * *



CUSIP NO. 286082102            SCHEDULE 13D                     Page 9 of 12


Item 4.  Purpose of Transaction
-------------------------------

There have been no changes to Item 4 since the Schedule 13D Amendment filed on September 28, 2009.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a), (b) According to the Issuer's Schedule TO-I/A filed with the Securities and Exchange Commission on December 24, 2009, the Issuer expects to have approximately 44,500,000 shares of Common Stock issued and outstanding after taking into account it's Dutch Auction tender offer of 5,490,196 shares (described below). Based on such information and after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock: (i) 299,912 shares of Common Stock held by Blum LP and RCBA Inc. on behalf of the limited partnerships for which Blum LP serves as the general partner, which represents 0.7% of the outstanding shares of the Common Stock; (ii) 883,451 shares of the Common Stock held by Blum GP III which serves as general partner of Blum GP III LP which, in turn, serves as the general partner of Blum Strategic III, which represents 2.0% of the outstanding shares of the Common Stock; and (iii) 333,886 shares of the Common Stock held by Blum GP IV, which serves as general partner of Blum GP IV LP which, in turn, serves as the general partner of Blum Strategic IV, which represents 0.8% of the outstanding shares of the Common Stock.

Voting and investment power concerning the above shares are held solely by Blum LP, Blum GP III and Blum GP IV. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 1,517,249 shares of the Common Stock, which is 3.4% of the outstanding Common Stock. As the sole general partner of Blum LP, RCBA Inc. is deemed the beneficial owner of the securities over which Blum LP has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the shareholders, directors or executive officers of RCBA Inc. or the managing members and members of Blum GP III, Blum GP III LP, Blum GP IV and Blum GP IV LP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum GP III LP, Blum GP III, Blum GP IV or Blum GP IV LP.


                                  * * * * *



CUSIP NO. 286082102            SCHEDULE 13D                    Page 10 of 12


(c) Since the last filed Schedule 13D Amendment on September 28, 2009, the Reporting Persons have tendered shares of Electronic for Imaging, Inc. ("Issuer") common stock into a Dutch Auction tender offer by the Issuer, as described in that certain Schedule TO, as amended from time to time, filed on November 20, 2009 with the United States Securities and Exchange Commission. The Dutch Auction tender offer closed at 12:00 midnight, New York City time, on December 18, 2009 and a total of 3,042,655 of the Reporting Persons shares were accepted by the Issuer on December 30, 2009 as shown below:

                                  Transaction   Shares
Entity                               Date      Disposed  Price/Share
------                            ----------   --------  ------------
Investment partnerships for       12-30-2009     570,835   12.7500
which Blum LP serves as the
general partner.


                                  Transaction   Shares
Entity                               Date      Disposed  Price/Share
------                            ----------   --------  ------------
For Blum Strategic III for        12-30-2009   1,709,592   12.7500
which Blum GP III LP
serves as the general partner
and for Blum GP III which
serves as the general
partner for Blum GP III LP.

                                  Transaction   Shares
Entity                               Date      Disposed  Price/Share
------                            ----------   --------  ------------
For Blum Strategic IV for          12-30-2009   646,114    12.7500
which Blum GP IV LP
serves as the general partner
and for Blum GP IV which
serves as the general
partner for Blum GP IV LP.

                                  Transaction   Shares
Entity                               Date      Disposed  Price/Share
------                            ----------   --------  ------------
The Investment Advisory            12-30-2009   116,114    12.7500
Clients for which Blum L.P.
served as investment advisor.



                                  * * * * *



CUSIP NO. 286082102            SCHEDULE 13D                    Page 11 of 12


In addition, on December 31, 2009, Blum LP ceased to have voting and investment discretion with respect to the shares of common stock owned by The Nuclear Decommissioning Trust of Dominion Nuclear Connecticut, Inc. and Virginia Electric and Power Company Qualified Nuclear Decommissioning Trust (collectively, the "Investment Advisory Clients"). No Reporting Person had or has a reportable pecuniary interest in any of the shares owned by the Investment Advisory Clients. Accordingly, Blum LP will no longer report indirect beneficial ownership of the shares owned by the Investment Advisory Clients as shown below:

Entity                            Transaction Date    Shares   Price/Share
------                            ----------------    ------   -----------
The Investment Advisory              12-31-2009       60,002       N/A
Clients for which Blum L.P.
served as investment advisor.


(d) Not applicable.

(e) The Reporting Persons ceased to beneficially own 5% of the Issuer's Common Stock on December 30, 2009.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
-----------------------------------------------------------------------------

There have been no changes to Item 6 since the initial Schedule 13D filed on February 12, 2007.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A - Joint Filing Undertaking


                                  * * * * *



CUSIP NO. 286082102            SCHEDULE 13D                     Page 12 of 12


                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  December 31, 2009


RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its General Partner

By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary


BLUM STRATEGIC GP III, L.L.C.         BLUM STRATEGIC GP III, L.P.
                                      By:  Blum Strategic GP III, L.L.C.
                                           its General Partner

By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Managing Member                       Managing Member


BLUM STRATEGIC GP IV, L.L.C.          BLUM STRATEGIC GP IV, L.P.
                                      By:  Blum Strategic GP IV, L.L.C.
                                           its General Partner

By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Managing Member                       Managing Member


                                  * * * * *



CUSIP NO. 286082102            SCHEDULE 13D                      Page 1 of 1


                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  December 31, 2009

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its General Partner

By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary


BLUM STRATEGIC GP III, L.L.C.         BLUM STRATEGIC GP III, L.P.
                                      By:  Blum Strategic GP III, L.L.C.
                                           its General Partner

By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Managing Member                       Managing Member


BLUM STRATEGIC GP IV, L.L.C.          BLUM STRATEGIC GP IV, L.P.
                                      By:  Blum Strategic GP IV, L.L.C.
                                           its General Partner

By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Managing Member                       Managing Member